UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2016

Philippine Long Distance Telephone Company ———————————————————————————————————
(Translation of registrant’s name into English)

Ramon Cojuangco Building Makati Avenue, Makati City Philippines
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Copies of the disclosure letters that we filed today with the Securities and
Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Approval of the Amendment of the First and Second Articles of the Amended
Articles of Incorporation;

2. Approval of the following: (a) the plan to redevelop certain land and appurtenant air rights, land improvements and buildings owned by the Company
(the “Redevelopment”), and (b) the proposal to invest corporate funds either in shares of stock in an asset holding company that will enter into a joint venture with a real estate developer and other potential co-investors or in a joint venture with the real estate developer, for purposes of the Redevelopment (the
“Investment of Funds”). The Company will seek stockholders’ approval of the proposed Investment of Funds and the grant to the Board of Directors of authority to determine the timing, final structure, amount, terms and conditions of the Investment of Funds.

3. Final cash dividend declaration on the Company’s Series II 10% Cumulative
Convertible Preferred Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Philippine Long Distance Telephone Company

Date: 04/12/2016	By:	Ma. Lourdes C. RAusa-Chan
	Name:	Ma. Lourdes C. RAusa-Chan
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.